Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following is a transcript of a podcast interview first made available on January 7, 2026.

Einride – SPACInsider Podcast Transcript

Host: Hello and welcome to another SPACInsider Podcast. We bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Driverless trucks have officially made it to the road and to the every day operations of many shippers. There’s still plenty of room for innovation in the field. For instance, if there’s no driver, why not get rid of the driver’s compartment altogether. I’m Nick Clayton and this week I speak with Einride CEO Roozbeh Charli. Einride is introducing unique cabless autonomous trucks to its clients’ fleets and is turbo boosting that ride with a $1.8 billion combination with Legato Merger Corp III. Roozbeh explains how Einride has sped up commercialization by plugging autonomous operations into its existing fleet electrification services and why he believes now is the time for the industry to skip past incremental steps and embrace the end state for what fully autonomous logistics could look like. Take a listen.

So, Roozbeh, we’ve spoken with other companies this year taking autonomous trucking technologies to the public markets in Kodiak and Plus, but Einride is quite a bit different than some of these pure autonomy players in that your company is injecting autonomy into an already existing fleet electrification business. Can you walk us through a bit of the company’s history with that and the foundation you’re building on now?

RC: Absolutely and thanks a lot for having me on. So, basically at the core, Einride is a technology company that helps our customers or some of the world’s largest transport buyers transition their fleets into electric and autonomous. And we do that through the deployment of our platform that sort of sits in the middle and orchestrates the system required to drive that transition. And then we deploy the capacity in the form of electric and autonomous capacity into the customers’ networks, essentially taking them on that journey towards an autonomous and electric deployment. And how we sort of differ is that platform approach that we have of accumulating the demand from the customers on that platform, having an early commercialization model, and going live with our electric offering, gathering the data, understanding their networks, and based on that, rolling out more and more of our autonomous technology into their networks, and essentially taking them on that journey, which is ultimately about taking their transportation costs down.

Host: Yeah, and I feel like because of that approach, at least by some numbers, that has put Einride ahead of the competition in terms of commercialization, whether you’re looking at client footprints, total miles driven autonomously. What do you think are some of the important metrics for investors to keep in mind in sort of placing Einride within this field of autonomous players?

RC: Absolutely. With that early commercialization model that we’ve had, we’re active in seven countries in operations, we have 26 customers, some of the world’s largest transport buyers like Carlsberg, Heineken, GE Appliances, etc. as part of our customer base. We’ve got about $45 million of ARR hitting the books today. That’s of course a key metric that demonstrates our ability to deploy our offering into the market in real life revenue generating customer operations. We’ve got about $65 million of ARR in contracts to be deployed. And in addition to that, and perhaps even more importantly, we’ve got about $800 million of potential ARR in our joint business plans, which are essentially the result of the scaling plans that we’ve set together with our customers based on the data analysis that we’ve done on the platform of the transportation networks and set that scaling plan together with them that essentially makes out the blueprint of how we’re going to scale together with these customers and forms the basis of our growth with these customers over time.

Host: Yeah, it’s one of those things that struck me the most in looking through your materials is how much the work in integrating electric vehicles into an existing client fleet requires similar thinking as autonomy in terms of building out the infrastructure and sort of planning the best routes for deployments. How have you felt that electrification experience has kind of carried over into these new autonomy deployments?

RC: Well, we see it as a continuum in the sense that deployment of electric capacity allows us to do is start that journey together with the customers, gather the data on those names and those use cases, and then gradually deploy more and more autonomous. It also helps us to understand the entire operational flow of how we’re going to automate this in the most efficient way for the customers. So having the combination of electric and autonomous capacity allows us to earlier on start that journey with customers and have a better position to also earlier deploy autonomous into the use cases and have a data position that sets us completely apart from our competitors.

Host: And on that data side, Einride has partnered with another prominent de-SPAC in quantum computing firm IonQ. How has Einride been able to leverage IonQ’s technology for part of this rollout?

RC: The partnership with IonQ is an exciting one. We partnered with them earlier this year and basically looking at how we’re going to apply quantum computing applications into the different parts of our business. And it’s a three year partnership. The starting point, where we started looking was looking into the most advanced optimization that we’re doing on our platform and how much more complex networks and how much more efficiently can we plan and execute and optimize on the platform based on taking algorithms and applying that into quantum computing. And we just did a release quite recently where we showed the results of that in showing how much more efficient, we can be with the application of quantum. And the next steps is also looking into those types of verification within other parts of the logistics and on the autonomous side in terms of our applications that we’re doing on the autonomous side. It’s a super exciting partnership together with them and we’re really excited about it.

Host: Yeah, and as far as the technology within every Einride truck, what are some the things you’ve tried to develop in-house versus how much of the build do you prefer to partner out with your OEM partners, etc.?

RC: That’s an excellent question. So, if you look at the autonomous vehicles and you start off with the software stack, essentially, that goes into, so the Einride Driver as we call it, or what others in the industry call the virtual driver, that’s an in-house build software stack that we developed ourselves consisting of an M10 machine learning stack running in parallel with a deterministic rule based stack. We then take that and the perception signals coming into those two parallel stacks are based on LIDAR, RADAR, and cameras that we have and feeding some into both of those stacks. So, we don’t develop LIDARs or RADARs or cameras itself, we partner with the best in the market for that technology and that feeds into our proprietary software which makes up the Einride Driver. We then have the safety case that’s related to that, tying the different parts of the stack together, which essentially is what we use in order to work together with the regulators to prove out how will we going to operate this safely on public roads and get the public road permits in order to execute on that transportation. When it comes to the vehicle platform itself, we build that together with a contract manufacturer, we co-develop that together with them and they’re doing the build of those vehicles. And they, as you’ve seen in looking at pictures of that, we don’t have a cab as opposed to what many others in the industry are doing and are sort of retrofitting existing OEM platforms, we’ve bult the vehicle platform together with our partners from the ground up to be autonomous from day one. Which means there’s no cab in the vehicle, there’s redundancy in power steering and braking already built into the platform, which allows us to already today to deploy vehicles without a safety driver in the vehicle and extract a business case from deploying autonomous capacity. That, combined with then our remote monitoring or control tower as we call it which allows us to have a human in the loop without being in the vehicle but monitoring the transportation at a distance from a remote monitoring station and control towers. So if you take an example, we have two vehicles deployed with GE Appliances in Selmer, Tennessee running daily operations that is monitored by a remote operator sitting in our office in Austin, for example. And by doing that already today, you’re already able to extract a business case from running autonomous capacity.

Host: Yeah, I wanted to ask you about that cabless design because from a pure design standpoint it’s so unique in the field that most of the other players in this are looking at building kits onto existing truck models and so it looks kind of clunky but there’s ways in which you can see why oh this would be the easiest first step but it does feel very much like a half step into where things are headed, but I’m just curious there’s got to be a lot of effects of that. It’s interesting that you’re able to have a remote relationship with a truck on the road but at the same time how does that impact things like the space that the truck occupies, the differences between having a separate truck piece versus the container. What were some of the other considerations in going in that direction?

RC: No, and I think the key there is going, as you said initially, going to what we see as the end state already. If you want to have a business case for autonomous you need to get the driver out of the vehicle, so if you’re intending to not have a driver in the vehicle, the space that cab takes up, the cost of building that cab for example in the vehicle platform becomes an unnecessary cost and space usage if you’re not intending to have a driver in the vehicle. So those are some of the considerations where we thought about what’s the future state of this, and we decided to start with that future state already from day one. It allows you to have an early on business case, a lower cost of manufacturing oof the vehicles over time because you’re taking away the cost of the cab for example, and it allows you to have more space, for battery packs for storage for example. So generally, we chose to go to that. And it also allows you to have a vehicle platform that’s built for autonomous from day one in the sense that you already have in the platform today built in redundancy, steering, braking, and power supply for example, which is an important factor when you go through regulators and you’re trying to get those permits to drive on public roads that you have that already built into the platform.

Host: Yeah, and it feels like some of that thinking is also gone into your pricing model just in terms of looking at how some of these designs that are out there have been the first steps sort of things. We see some autonomous players pricing this stuff literally as well our driver, if you pay it an hourly wage, it’s going to be cheaper than a human driver. Whereas you’re looking at this in a different way, giving your clients a fixed take or pay monthly rates based on their minimum transport capacity with some additional charges for usage beyond that. How did you land on that approach to this question too?

RC: I think that’s a result we’re coming at it from slightly maybe differently from our peers in the market is that we’re coming at it from the shipper perspective or the transport buyer perspective and looking at what would they want to procure the transportation, what is important for them from that perspective. And by having that setup where we look at the transportation data, have a good understanding of what is their required need for this specific use case, and have historical data and being able to plan that forward, we then offer the customer the service at a fixed rate for that capacity and become that one stop shop for the customer and then they commit to that usually over a five year contract. I think the average length of contract in our portfolio is about four and a half years. That gives us visibility into our future revenues, into being able to take those investments and deploy that capacity with the customer, but it also gives the customer certainty of having availability at capacity at which price that capacity comes with and being able to plan out their operations as well. We chose that route because we’re coming at it from the shipper perspective, rather than coming at it from the carrier perspective.

Host: Yeah, and I wanted to get into that process as well just a little bit. It appears like you have your integrations with clients built on a series of waves, and it’s not as simple as the client buys some trucks and now, they’re going to be driving them. As a part of that contract, you’re going through multiple different steps in making sure this is all working. What is happening at each of those steps as they get further into your network essentially?

RC: Absolutely. So we have very much a land and expand type of strategy when it comes to our commercial strategy and our customers, which is about going to the large transport buyers, getting the transportation data for a region or country or whatever it is within the scope they want to look at. Analyzing that on our platform, understanding how that network looks, but also then understanding what is the x number of year plan for the transition for this customer. So basically saying, we’re going to take x percent of your network and we’re going to electrify and automate that over the next y number of years and it’s setting that plan together with them for how that’s going to happen and based on a relatively detailed analysis of the data, that’s what makes up the joint business plans that I mentioned earlier. Then you start scaling into that together with the operational contracts, the $65 million of contracts we have in binding contracts, and those deployments are exactly as you alluded to before based on waves. You start with, based on the joint business plan analysis, we’re going to start off with this hub or this location in this country. We’re going to deploy x number of platforms, x number of capacity for that use case, and then in x number of months when the next wave hits, we’re going to do another number of vehicles and you set that plan together with the customer and basically continue on that gradual journey of scaling step by step together with the customers. And what we generally see across the customer base is that we’re selling to large transport buyers so there’s a long sales cycle to do that initial sale but it’s worth taking that investment because we see across the customer base that our customers continue to scale together with us as we deploy more and more capacity. And the size of that scaling increases for each of those steps both within the geographies we’re in but also across geographies together with the customers.

Host: We touched upon some of the commercial clients here but there is also government use cases out there. Have you looked at all how some of your technology might be put to use in defense and some of these other use cases out there?

RC: Yeah, no, and that’s an interesting area for us. So basically, what we’ve done historically is we’ve built this virtual driver, the Einride Driver, and we’ve taken that autonomous technology and we’ve applied it into our vehicle platform and we deployed the freight capacity as a service with our customers. That’s historically been the way we’ve deployed our technology. What we’ve done more recently, over the last year or so, we’ve taken our autonomous technology and applied it to a completely different set of vehicles. And we started doing pilots within the defense space. We’re now looking into specialized civilian applications as well, where we’re taking our autonomous stack and applying it into a different set of vehicle and we call it the vehicle agnostic approach. And I think it’s an exciting part of the business and I think we’ll see more and more growth coming out of that side of the business as we continue scaling those types of applications, both within the defense space and also specialized civilian applications.

Host: Great. And moving to the SPAC deal itself, why did you decide now was the right time for the company to list and why ultimately via a SPAC?

RC: We are, as a business, we’ve spent the last five or six years since we went live with our first customer back in 2020, really, and I come back to the contract base and the joint business plans, accumulating that understanding of a large set of customers’ transportation networks, setting those scaling plans together with those customers and we’ve accumulated a critical mass of contracts which we are now deploying against and we’ve started doing that over the past few years and now it’s about really pushing the throttle in that scaling. So it’s about adding resources into the business in order to grow into those contracts that we have with customers. And I think that point, coupled with the fact that the autonomous regulation, autonomous adoption over the past 18 months we’ve seen a lot of development on that side. We’re seeing more and more coming from the robotaxi side spilling into the freight side as well so I think especially in the US, but also seeing a lot of positive movements on the European side as well. So I think from a business and market perspective we’re at that inflection point of hitting sort of the scaling and the US is where a lot of this is happening especially on the autonomous side. A lot of our peers are listed in the US. The US was the first country we expanded into back in ’21. It was the first country outside of Sweden that we expanded into. It’s our second largest market today. So being listed publicly in the US made sense for us and always made sense for us as a business. And we reached a point from a business perspective where it also made sense, so that’s why we took the decision to go towards the public markets in the US. Looking at the different alternatives, we decided on a SPAC because it’s a more quick and efficient way to do that. Earlier this year, we took that decision. And then having taken that decision, we met with the team at Legato and the combination of all that and the quality of the team at Legato having done this many times before, I think this is their eighth or ninth SPAC that they’re doing, you know, having helped companies like us through this process before sort of aligned all the different parts and we decided to pursue the transaction.

Host: Great, and this transaction has already managed to pull in $100 million in PIPE financing, including from strategic investors like IonQ, which we mentioned earlier. What was your strategy in terms of the types of investors you wanted to engage in for that effort and are you still open to expanding the PIPE at this stage?

RC: So we raised a crossover round, which IonQ participated in, and some of our existing shareholders, which was money that came into the company as preparation for this round. We had good support from existing shareholders and external such as IonQ coming into that round. We have since then announced the transaction and are now engaging with investors around raising the PIPE and we’re looking to do that within short order.

Host: What have the conversations been like as you’re engaging with investors at this stage, just given that there’s has been a return to wind in the sails of the SPAC market and the market in general has been doing well but it feels like we saw a wave with EVs and autonomy in 2020, 2021, so on some level investors are more educated on this space this time around but also due to a lot of macro conditions it wasn’t all happy endings to that first round of deals. So what has the conversations been like and what are you feeling like the sentiment has been like?

RC: I think overall it’s a good investor sentiment, good interest for investments on the autonomous side. I think we’ve seen increased interest in the past 18-24 months with more real life deployments coming into fruition both from us and the market in general from the robotaxi side and within the freight side. So, I think the investor interest is solid into the transition. I think a big difference that I notice in the past 18 months versus the investor dialogues four or five years ago is there’s much more scrutiny not so much in the same way around the technology only but also about the commercialization. How are you going to get this out to customers? What’s your track record for commercializing the technology with customers? And how are you thinking about scaling and getting vehicles out with customers, getting into real world operational applications and revenue generation? So that’s a shift that I’ve seen when it comes to investor conversations both in the public and private markets and I think that plays a lot into our favor as well. Having a model where we have early commercialization customers and an agreed upon plan for that scaling, so overall I would say it’s a good market right now.

Host: I imagine the use of capital is also probably on those investors’ minds as well. And you’ve managed to have a much lower burn rate than some other players in the space to this point. Can you run through a little bit of what your capital needs are looking like for the coming quarters and beyond this deal?

RC: The two key areas which we’ll invest following the transaction, which we’ve been investing in the past couple of years, as I mentioned earlier, it’s about scaling into those contracts. It’s going to be about investing into how quickly you want to grow into that pool of contracts that we have with customers and deployments and also of course in terms of the development and deployment on the autonomous side. We’re looking to raise about $100 million in the PIPE allowing us to continue investing into those customer relationships and autonomous deployments.

Host: Great, and it seems to me just based on the valuation of some of the other autonomous technology firms that have gone public recently, that Einride has decided to come to market at a rather conservative valuation. Was there a deliberate strategy behind that? Was it sort of the way the metrics fell in your negotiations with Legato? What are your thoughts on the value there?

RC: We’re sort of a fast growing technology company deploying our technology into an established customer base. It’s sort of a method or an approach to the market that investors have shown good interest for. I think it’s always difficult, of course, you know in terms of setting a valuation that the market finds attractive that’s also attractive to our existing shareholders, so I think we found a level that meets all of those requirements and we have a good path of continuing to execute toward that.

Host: Looking at the road ahead here, this is one of those spaces where there is so much going on both as we tipped upon a little bit just the regulatory side, the macro, we can probably go hours longer on all of the things that are changing in all the corners of this space beyond your company itself. What are the things that are out there that you’re most excited about or the thing that you’re hoping to jump into in the coming days or weeks and months ahead of us?

RC: We have a lot of exciting stuff happening on the customer side with both deployments and new customers coming in. That’s going to continue to be a lot of the focus for me and the team. I’m excited about 2026 in terms of coming out of a strong 2025 from both the commercial perspective both for us and also see good signs on the autonomous side when it comes to the regulatory environment, the adoption of the technologies. I think ’26 is going to be a year where we see more and more deployments both on the autonomous side and next steps in terms of customer deployments, so I’m excited about taking that next step in terms of really starting to scale into those contracts and customer relationships and also the adoption of autonomous technology, I think we’re going to see good development on that in 2026 and I think that’s an exciting development for us and the industry at large.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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